

PS Bottle Shop LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.75%

Target Raise Amount: $60,000

Offering End Date: February 29, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $20,000

Company Details:

Name: PS Bottle Shop LLC

Founded: March 9, 2021

Address: 277 E Alejo Road #210
Palm Springs, CA 92262

Industry: Wine Retailer

Employees: 4

Website: https://www.psbottleshop.com

Use of Funds Allocation:

If the maximum raise is met:

$57,300 (95.50%) – of the proceeds will go towards working capital- marketing, publicity, and advertising

$2,700 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 2,424 Followers

SMB x



Business Metrics:

	FY21	FY22	YTD 10/31/2023
Total Assets	$44,885	$85,063	$103,957
Cash & Cash Equivalents	$8,279	$42,341	$2,837
Accounts Receivable	$0	$0	$0
Short-term Debt	$14,252	$18,839	$75,571
Long-term Debt	$0	$0	$0
Revenue	$70,684	$233,549	$264,415
Cost of Goods Sold	$32,915	$107,000	$124,452
Taxes	$0	$0	$0
Net Income	-$8,396	$27,200	-$55,756

Recognition:

PS Bottle Shop LLC (DBA Palm Springs Bottle Shop) currently has two locations in Palm Springs, one with a beer and wine tasting room. We have hosted events and partnered with Palm Springs Pride, the Palm Springs Art Museum, Desert X, GED Magazine, Brothers of the Desert, and many more. In December 2023, we created Low Dez Fest, a beer, wine, art, and music festival highlighting LGBTQ+, women, and BIPOC makers and creators.

About:

PS Bottle Shop LLC (DBA Palm Springs Bottle Shop) is a specialty food, beer, wine, and spirits shop that specializes in carrying brands and products from LGBTQ+, BIPOC, and women entrepreneurs and makers. Their mission is to reinvent the corner store, bodega, and convenience store experience, while showcasing the incredible products and brands from LGBTQ+, BIPOC, and women entrepreneurs and makers.

For more information, contact our Customer Support Team at support@thesmbx.com

